Exhibit 12.1

M/I Homes, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Fiscal Year Ended December 31
(Dollars in thousands)	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$64,075	$49,991	$69,736	$41,335	$12,759	$(33,902)	$(27,404)
Add:
Loss (income) of unconsolidated joint ventures	(248)	(62)	(347)	(322)	12	23	(276)
Fixed charges from below	26,895	24,016	33,157	30,985	27,389	26,062	21,026
Interest amortized to cost of sales	11,637	11,232	16,443	15,175	13,468	10,949	13,339
Less:
Interest capitalized	(13,466)	(13,141)	(17,937)	(13,601)	(9,975)	(9,743)	(9,744)

Total (loss) earnings (a)	$88,893	$72,036	$101,052	$73,572	$43,653	$(6,611)	$(3,059)

Fixed charges:
Interest incurred (a)	$22,946	$20,361	$28,181	$26,201	$23,462	$22,287	$16,286
Amortization of debt costs	2,390	2,329	3,121	3,338	2,584	2,461	2,873
Rental expense interest factor	1,559	1,326	1,855	1,446	1,343	1,314	1,867

Total fixed charges	$26,895	$24,016	$33,157	$30,985	$27,389	$26,062	$21,026

Ratio of earnings to fixed charges	3.31	3.00	3.05	2.37	1.59	—	—

Coverage deficiency	—	—	—	—	—	$32,673	$24,085

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of income (loss) from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consists of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.